

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2011

Via E-mail
Stephen A. Remondi
Chief Executive Officer
Exa Corporation
55 Network Drive
Burlington, MA 01803

>**Re: Exa Corporation**
>**Registration Statement on Form S-1**
>**Filed August 3, 2011**
>**File No. 333-176019**

Dear Mr. Remondi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We are in receipt of your confidential treatment request for portions of certain material agreements filed as exhibits to the registration statement. Please be advised that we will transmit any comments we may have on this request under separate cover.

2.   We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must

be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:

- "Our solutions enable our customers to augment or replace inefficient and expensive methods of evaluating alternative designs, such as wind tunnel testing using physical prototypes, with accurate digital simulations that are more useful and timely;"
- "We enable significant cost savings and fundamental improvements in our customers' vehicle development process by allowing their engineers and designers to gain crucial insights about design performance early in the design cycle;"
- The assertion that results from your PowerFLOW solution provides "results that are more accurate and useful than those of alternative computational fluid dynamics, or CFD, methods;"
- "We estimate that our customers spend as much as 10% to 15% of their research and development budgets, or approximately $6 billion per year, on physical prototypes, test facilities and related travel and staff costs;" and
- "Digital simulation… in many areas simulation has reached a level of accuracy and robustness that is sufficient to enable a manufacturer to rely solely on its results for design decisions, without prototype testing."

Inside Front Prospectus Cover Page

4.   We note your statement in the second paragraph on this page that you "have not independently verified market and industry data from third-party sources" cited in your prospectus. As you know, the company is responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.

5.   We refer to the paragraph at the bottom of the page discussing your registered and unregistered trademarks, as well as those of other companies that are used in the prospectus. Please relocate this discussion to a more appropriate place in the filing than the cover page.

Prospectus Summary, page 1

6.   With respect to each third-party statement in your prospectus – such as the market data by CIMdata referenced in your summary – please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Ensure that you set forth the publication dates of all cited reports. Also, please tell us whether all or any of the reports or other publications was prepared for you.

7.   Please briefly explain in your summary the "lattice Boltzmann method" upon which your core product is based, or refer the reader to disclosure elsewhere in the prospectus that provides an explanation of this specialized term.

8.   You disclose that your customers include "13 of the global top 15 passenger vehicle manufacturers." Please provide supplemental support for this claim, and clarify in your disclosure on what basis these are the "top" manufacturers, for example by total revenues or other metric.

9.   Your summary should contain balanced disclosure regarding your business and financial condition. In this regard, please provide context for the statement that you "are profitable" by disclosing that the company has not been profitable for four out of the past five fiscal years.

10.   You present in your summary the company's Adjusted EBITDA for the fiscal year ended January 31, 2011, and for the first three months of fiscal year 2012. Please clearly identify Adjusted EBITDA as a non-GAAP financial measure the first time it is referenced in the prospectus. Note also that the most directly-comparable GAAP measure should be calculated and presented with equal or greater prominence as the non-GAAP measure. Accordingly, please revise your disclosure here to present your net income for the same periods that you present Adjusted EBITDA. See Item 10(e)(1)(i)(A) of Regulation S-K.

11.   We note your risk factor disclosure on page 22 that insiders of the company will have "substantial influence" over matters requiring stockholder approval following the IPO. To the extent material, please expand disclosure on your cover page and/or summary to disclose the substantial control insiders will have over the company, and specify the post-IPO aggregate ownership interest of your officers, directors, and pre-offering major shareholders, once known.

Risk Factors

"We are dependent on a small number of significant customers…," page 8

12.   We note that you disclose the percentage of your revenues attributable to your biggest customers, Renault and Toyota, for each of the past three fiscal years. So that investors may better understand the scope of the risk described, please consider also disclosing the percentage of your revenues attributable to your top ten customers in the aggregate for the past three fiscal years.

"Failure to achieve and maintain effective internal control…," page 21

13.   Please briefly explain how your internal controls do not currently meet the standards contemplated by Section 404 of the Sarbanes-Oxley Act.

Use of Proceeds, page 26

14.   You state that you intend to use the net proceeds from the offering for "general corporate purposes, including working capital," and that you may also use a portion of the proceeds to repay outstanding indebtedness or for acquisitions. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each such purpose, to the extent known. Disclose which specific indebtedness you intend to repay with a portion of the proceeds, and indicate the approximate amounts of net proceeds you plan to apply to such debt(s). If you intend to use the net proceeds of the offering to repay or refinance outstanding indebtedness incurred within the last year, please disclose the use of the loan proceeds, if other than short-term borrowings used for working capital. Further, if you intend to use a portion of the offering proceeds to repay indebtedness held by a related party, please disclose this fact clearly in the present section, as well as in your prospectus summary, to the extent material. Alternatively, if you have no current specific plan for a significant portion of the proceeds and are unable to disclose the amounts intended for each such purposes, revise to discuss the principal reasons for the offering. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

15.   Please consider expanding your overview to address material risks, challenges, trends and uncertainties facing Exa and how they are addressed by management. For example, a more comprehensive overview might discuss management's plan for addressing the significant competition you face, your current reliance on a limited number of customers, and the difficulties associated with penetrating new geographic markets and industries. Refer to SEC Release No. 33-8350.

Key metrics that we use to evaluate our performance, page 36

16.   Disclosure throughout your filing emphasizes the recurring nature of your revenues and the high visibility they provide into your future performance. For example, you disclose on page 58 that on average over the past three fiscal years, more than 70% of your annual revenue was attributable to contractual commitments that were in place at the beginning of the fiscal year. Please tell us what consideration you gave to providing more specific, quantitative disclosure of your annual renewal rates or other similar metric used to measure the recurring nature of your revenues, to the extent such metric constitutes key data used by management to assess the company's performance.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Significant Factors Used in Determining the Fair Value of Our Common Stock, page 40

17.   Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

18.   Please revise your table of equity-based compensation awards issued since February 1, 2010 to include a column that presents the fair value of your shares of common stock as of each grant date.

19.   We note that for your various stock option awards granted from March 11, 2010 to March 21, 2011, you decided to use a valuation of $1.00 for the fair value of your common stock, although you disclose that other factors may have suggested that the fair value was different. Please expand your disclosures for each grant date to explain why the $1.00 fair value was the best determined price at the time.

20.   In view of the material increases in fair value of your common stock from the January 31, 2011 to the June 15, 2011 stock valuation and then to the July 19, 2011 stock valuation, please provide narrative disclosures that describe the factors and assumptions contributing to the significant changes.

Results of Operations

Fiscal year ended January 31, 2011 compared to fiscal year ended January 31, 2010, page 45

21.   In certain instances, your discussion of the results of operations does not quantify sources of material changes. For example, we note that for license revenue, you state that the increase was due to an increase in purchasing of new licenses and increased consumption of simulation capacity by existing customers. Where a material change is attributed to two or more factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. In addition, please tell us your consideration of disclosing the amount of revenue attributable to your licenses compared to revenue generated by your SaaS offerings, as disclosed on page 35. Similar concerns apply to your discussion of license revenue for the fiscal year ended January 31, 2010 compared to fiscal year ended January 31, 2009 and the three months ended April 30, 2011 compared to three months ended April 30, 2010.

22.   We note your disclosure on page 35 that project revenue is from fees for project-based services, which generally introduce customers to your solutions. Further, your discussion of the increase in license revenue over the same period indicates the increase in license revenue was due to existing customers. Please expand your discussion of project revenue to clarify the nature of these projects year over year. That is, clarify if project revenue is being generated from existing customers or new customers. Similar concerns apply to your discussion for the fiscal year ended January 31, 2010 compared to fiscal year ended January 31, 2009 and the three months ended April 30, 2011 compared to three months ended April 30, 2010.

23.   We note your effective tax rate decreased from 119.2% for the fiscal year ended January 31, 2010 to 50.2% for the fiscal year ended January 31, 2011. We further note these effective tax rates are significantly higher than the statutory rates. Please expand your discussion of results of operations to discuss each of the material items in your reconciliation between the statutory tax rate and your effective tax rate. For example, we note the significant reconciling items on page F-24, that include the change in valuation allowance, research and development credits, nondeductible expenses, state income taxes and foreign tax rate differential. To the extent that certain countries have had a more significant impact on your effective tax rate, disclose this information and include a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Similar concerns apply to your discussion for the fiscal year ended January 31, 2010 compared to fiscal year ended January 31, 2009 and the three months ended April 30, 2011 compared to three months ended April 30, 2010.

Capital Resources, page 49

24.   We note your disclosure on page F-25, that your current intention is to reinvest the total amount of your unremitted earnings in the local international jurisdiction.   Please disclose the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Contractual Commitments, page 49

25.   We note that the amount of long-term debt obligations within your contractual obligations table appears to only include principal payments. Please tell us what consideration you gave to including interest related to your long-term borrowings.

Business, page 52

General

26.   We note from your risk factor disclosure on page 12 that your PowerFLOW OnDemand
        services are provided primarily through a data center operated by IBM, and we note
        further that you have filed material agreements with IBM as exhibits to the registration
        statement. To the extent consistent with your application for confidential treatment for
        portions of your agreements with IBM, please expand your Business disclosure to
        provide a materially-complete description of your arrangement with this significant
        service provider.

Customers and Markets, page 64

27.   We note your disclosures on page 8 and F-8 indicating that Renault and Toyota each
        accounted for more than 10% of the company's revenues for each of the company's past
        three fiscal years. Please provide a materially-complete description of your relationship
        with each of these major customers, specifying the percentages of your revenues
        attributable to each. Refer to Item 101(c)(1)(vii) of Regulation S-K. Please also tell us
        what consideration you gave to filing your agreements with these customers as exhibits to
        the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Examples of Customer Deployments, page 64

28.   We note the case studies you present of customers who have deployed Exa's solutions.
        Please confirm that AGCO Corporation and Peterbilt Motors Company have agreed to
        their case studies being used in this manner.

Intellectual Property, page 67

29.   Your disclosure at the top of page 68 indicates that certain of your products are
        substantially dependent on technology licensed from ThermoAnalytics, Inc. and Science
        + Computing AG, and we note that you have filed licenses with these companies as
        exhibits to the registration statement. To the extent consistent with your application for
        confidential treatment, expand to discuss the material terms of these licenses. Refer to
        Item 101(c)(1)(iv) of Regulation S-K.

Management

Compensation Committee Interlocks and Insider Participation, page 72

30.   Please identify here each person who served as a member of your compensation
        committee during the last fiscal year. It appears you should also expand the disclosure
        under this caption to provide the disclosure called for by Item 404 of Regulation S-K

with respect to the company's related-party transactions with the Boston Capital Ventures affiliates of Mr. Shields. See Item 407(e)(4) of Regulation S-K. Please note that cross-referencing to another section of the document is not contemplated by Item 407(e)(4) and impacts the transparency of this disclosure. We would not, however, object to a cross-reference in the related party disclosure to the present section.

Executive Compensation

Potential Payments Upon Termination or Change in Control, page 76

31.   Please file your employment agreement with Mr. Roux as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Compensation Discussion and Analysis

Elements and objectives of our executive compensation program, page 77

32.   You state at the top of page 78 that your annual variable compensation and discretionary cash bonuses are "at risk" compensation. It appears from your disclosure on page 79, however, that annual variable compensation for each of Dr. Chen and Mr. Hoch for fiscal 2011 was subject to a guaranteed minimum of $75,000. Please revise your disclosure as appropriate to ensure consistency and accuracy with respect to the "at-risk" nature of your incentive compensation, or advise.

Principal and Selling Stockholders, page 89

33.   Please identify the natural person(s) that share voting or dispositive power over the Exa shares held by the following stockholders and their respective affiliates: InfoTech Fund I LLC, Boston Capital Ventures III Limited Partnership, and Boston Capital Ventures IV Limited Partnership.

34.   In addition, once the selling stockholders are identified, please state whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. Be advised that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Certain Relationships and Related Party Transactions, page 91

General

35.   We note your disclose on page 47 that as of January 31, 2011, $1.0 million of your
        outstanding term loan was from Massachusetts Capital Resource Company, whom you
        describe as a "related party." Please tell us on what grounds Massachusetts Capital
        Resource Company is a related party. If this entity is a related person within the meaning
        of Item 404(a) of Regulation S-K, please provide the disclosure called for by the Item.

Agreement Regarding Inclusion of Shares in This Offering, page 92

36.   You disclose that the holders of your preferred stock agreed to waive their "piggyback
        rights" with respect to your IPO, and that in consideration for this waiver, you entered
        into a new agreement with the FMR entities and the BCV entities to use your best efforts
        to include securities held by them in your IPO "upon terms specified in the agreement."
        To the extent material to investors in light of the circumstances of the transaction and not
        already disclosed, please revise to describe the terms specified in the agreement. Refer to
        Item 404(a)(6) of Regulation S-K.

Policies and Procedures for Related Person Transactions, page 92

37.   Please ensure that you provide the complete disclosure called for by Item 404(b) of
        Regulation S-K. In this regard, we note your disclosure that you have not historically had
        a written policy with respect to the review and approval of related-party transactions, but
        it appears you should nonetheless discuss the standards, if any, that your board of
        directors has historically applied when reviewing related-party transactions, including
        those disclosed in your filing. See Item 404(b)(1) and Instruction 1 to Item 404.

Consolidated Statements of Operations, page F-3

38.   We note that you separately break-out your revenues between License revenue and
        Project revenue, but only present your cost of revenues in one line item. Please tell us
        your consideration of similarly breaking out your cost of revenues.

39.   Please revise to present pro forma net income per share disclosures. Refer to SAB Topic
        1.B.2. Similarly, please expand your unaudited pro forma information footnote on page
        F-7 to disclose the computation supporting the pro forma amounts.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

40.   Please address the following items related to your revenue recognition policy:

*   You disclose that, "the Company typically sells its products in a bundled sale of term and usage-based software licenses." Please clarify if you have determined these arrangements to be multiple element arrangements. If so, please provide the disclosures contained in FASB ASC 605-25-50-1 through 50-2.
*   Please clarify if you also sell your term and usage-based software licenses separately.
*   Please explain your policy if a customer wants to purchase additional simulation capacity beyond their initial usage-based license during the term period.
*   Your disclosure indicates that customers can purchase simulation capacity as customer installed software. Under this type of license, tell us how you limit simulation capacity and why the simulation capacity is limited.
*   We note that you have recognized all revenue from project arrangements upon completion of the contracted services. Please expand your disclosure to explain why you have been unable to recognize revenue under the proportionate performance method.
*   We note your revenue recognition policy under your critical accounting policies on page 37 is brief in nature. The disclosure policy contained in this section should be significantly expanded upon to identify significant assumptions or estimates utilized in applying your policy. Refer to FRR 501.14.

Fair Value of Financial Instruments, page F-13

41.   Please expand your disclosure to discuss the inputs and valuation techniques used to measure the fair value of your equity participation right. Refer to FASB ASC 820-10-50-2(e).

Note 8. Stockholders' Deficit, page F-20

42.   Please reconcile your disclosures on page F-21 related to the determination of the fair value of your common stock to your critical accounting policy that begins on page 40. In this regard, we note that your disclosures on page F-21 appear to contain additional factors than disclosed in your critical accounting policy, such as your analysis of publicly traded peer companies.

Item 15. Recent Sales of Unregistered Securities, page II-2

43.   You disclose that since July 1, 2008, you have issued 1,573,508 shares of your common stock and preferred stock upon the exercise of options issued pursuant to your equity compensation plans. The chart below this disclosure indicates that only shares of common stock have been issued pursuant to the exercise of options during that time. Please revise or advise as appropriate to clarify whether preferred stock has also been issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Katherine Wray for

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Edmond Furlong, Chief Financial Officer
        Robert W. Sweet, Jr., Foley Hoag LLP